Kaibo Foods Company Limited
Rm. 2102 F & G, Nan Fung Centre, 264-298 Castle Peak Rd.
Tsuen Wan, N.T., Hong Kong

March 29, 2011

H. Roger Schwall
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaibo Foods Company Limited (formerly known as CFO Consultants, Inc.)
Registration Statement on Form S-1
Filed February 18, 2011
File No. 333-172331

Dear Mr. Schwall:

Kaibo Foods Company Limited (“we” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 1 on Form S-1 (“Amendment No. 1”) to the registration statement that was originally filed on Form S-1 on February 18, 2011 (the “Registration Statement”). We are also forwarding to you, via Federal Express, three courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement.

Based upon the Staff’s review of the Registration Statement, the Securities and Exchange Commission issued a comment letter dated March 18, 2011 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter.

General

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

RESPONSE: The Staff’s comment is noted.

2.
You make a number of statements throughout the prospectus regarding your markets and your status in those markets. Please provide us with objective third party support for those statements. The following are examples of those statements:

•	“[w]e are a leading PRC producer of high quality potato starch...”

•	“we have a successful track record...”

•	“we are among the top five makers of premium native potato starch in the PRC ... “

In the alternative, delete such statements.

RESPONSE: We have provided to the Staff on a supplemental basis copies of the documents containing third party support for the statements we make throughout the prospectus regarding our markets and our status in those markets.

3.
Please provide updated disclosure with each amendment. In that regard, we note changes addressed in your Schedule 14C filed February 11, 2011 have taken effect from your Form 8-K filed March 15, 2011. Please make changes throughout the filing to reflect the total number of your authorized shares of capital stock, the effect of the reverse stock split, the addition of a class of blank check preferred stock, the effect of your election to not be governed by the business combination statute under the Nevada Private Corporations Law, and the change of the name of the Company to “Kaibo Foods Company Limited.”

RESPONSE: We have provided updated disclosure in Amendment No. 1 in accordance with the Staff’s comment throughout Amendment No. 1, including with respect to the matters relating to our Schedule 14C filed February 11, 2011 and the amendments to our Articles of Incorporation described therein on pages 4, 41, 67, 69 and 70 of Amendment No. 1.

4.
We also note disclosure regarding shares that still need to be issued following the increase in the number of shares outstanding from your Form 8-K filed October 22, 2010. Please provide updated disclosure throughout the filing regarding any new or pending issuance of securities to the Waibo Shareholders or Millennium Capital, Inc.

RESPONSE:  Please see the response to Comment No. 3 above.

5.
We note that the shares being registered were issued to the selling shareholders in December 2011 and represent approximately 62% of the shares not held by Ms. Kwok (approximately 68% of the shares not held by Ms. Kwock if the common shares underlying the warrants are included in the shares being sold and total shares outstanding). Given the length of time the selling shareholders have held their shares, the fact that a majority of the shares not held by Ms. Kwok are included in the offering, and the circumstances under which the selling shareholders received their shares, it appears that this offering is an indirect primary offering that is ineligible for Rule 415(a). In order to conduct the offering as an indirect primary offering under Rule 415, you must fix the offering price for the duration of the offering and identify all the selling shareholders as underwriters.

If you disagree, please provide us with a detailed legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of the relationship between the Company and the selling shareholders, whether there were any material agreements between the Company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

RESPONSE:  We have reviewed the factors set forth in the Staff’s guidance regarding distinguishing secondary offerings from primary offering and believe that in light of the identity and number of the investors, their lack of relationship with the Company, the circumstances in which they invested, their primary business being investing in and long-term holding of securities (with the exception of the approximately 2.9 million shares held by Roth Capital Partners (“Roth”) and its affiliates and employees registered for resale, which represents less than 20% of our outstanding public float) and the fact that each investor has held our shares for several months and was exposed to market risk during that time, the offering registered pursuant the Registration Statement is a secondary offering.

In this regard, we note that there were ten different investors in our private placement (excluding Roth and its affiliates and employees), each of which made an individual investment decision as evidenced by discussions and negotiations between the Company and such investors, as well as the timing of the receipt of their signed purchase agreements and funds.  None of these ten investors were previously known to the Company and each of them were introduced through the efforts of Roth, who acted as placement agent in the private placement.  The negotiations between the Company and the investors lasted several weeks and the amount ultimately offered was based solely on the investment decisions made by the several investors.

Based on the questionnaires provided by the relevant investor and discussions with Roth, none of the ten investors have any relationship or understanding between or among them, except for the usual ownership arrangements of affiliated funds disclosed in the Registration Statement (which have not been included in the number of investors discussed above).  While the investors affiliated with Straus Partners, L.P. purchased a significant amount of the shares offered in the private placement, no investor acted as a “lead investor” or otherwise controlled either the offering process nor the registration of the shares in the Registration Statement.  All payments in respect of the shares and warrants purchased were received in full by the Company at the closing of the private placement (net of usual transaction expenses) and no further amounts are due following – or are otherwise related to – the registered resale of the shares involved other than industry standard penalties for failure to register such shares intended to ensure the issuer proceeds with registration.  None of the investors involved have any arrangements to our knowledge to protect them from the market variations in the trading price of our shares during the period between the closing and the effectiveness of the Registration Statement.  As of the date hereof, such investors have held the shares for over three months and by effectiveness, they will likely have held them for almost four, during which time the market price for the shares has varied between $1.50 and $3.50.

6.	Please be mindful of the financial statement updating requirements of Rule 8-08 of Regulation S-X.

RESPONSE: We note the financial statement updating requirements of Rule 8-08 of Regulation S-X and intend to provide audited financial statements for the year ended December 31, 2010 in the event the effectiveness of the Registration Statement will be after March 31, 2011.

7.
Please file all material exhibits required pursuant to Item 601 of Regulation S-K. In particular, please file the contracts referenced in your risk factor, “Contract Drafting, Interpretation and Enforcement...,” on page 20.

RESPONSE: We have filed all material exhibits required pursuant to Item 601 of Regulation S-K.  For the Staff’s information, the contracts referenced in the risk factor entitled “Contract Drafting, Interpretation and Enforcement...” on page 20 of Amendment No. 2 were entered into in the ordinary course of the Company’s business and the Company’s business is not substantially dependent on any of these contracts.  Accordingly, we do not believe these contracts are required to be filed as exhibits pursuant to Item 601 of Regulation S-K.  As we own 100% of our operating companies (“WFOE’s”) in China, there are no structural agreements that might otherwise be required to be filed as an exhibit to the Registration Statement.

Prospectus Summary, page 1

8.	Clarify the period for which you will enjoy no income taxes.

RESPONSE: We have clarified the period for which we will enjoy no income taxes under the Enterprise Income Tax on pages 1 and 40 of Amendment No. 1.

Risk Factors, page 7

9.
Please revise to present risk factors applicable to the company. In particular, we note the disclosure regarding “PRC governmental regulation of foreign investment in oil and gas equipment and services/clean technology companies in China.”

RESPONSE: We have revised the risk factor disclosure on pages 8-9 of Amendment No. 1 in response to the Staff’s comment.

10.	We also note that the company is already subject to the reporting requirements of a public company. Please modify your risk factor disclosure accordingly.

RESPONSE:  We have revised the risk factor disclosure on page 11 of Amendment No. 1 in response to the Staff’s comment.

PRC Regulations Relating to the Establishment of Offshore Companies..., page 15

11.	We note your statement that “[yo]ur ultimate shareholders are all non PRC citizens.” Please clarify what is meant by an “ultimate shareholder.”

RESPONSE: We have clarified the meaning of “ultimate shareholder” on page 15 of Amendment No. 1 to indicate that such reference is to the shareholder of record of our shares in response to the Staff’s comment.

Liquidity and Capital Resources, page 33

12.
We note your disclosure that you believe your sources of liquidity will be satisfied by using a combination of cash provided by operating activities and proceeds from future offerings. Please include risk factor disclosure addressing risks associated with future offerings, including the potential dilutive effect on current and future shareholders.

RESPONSE:  We have revised the risk factor disclosure on pages 8-9 of Amendment No. 1 addressing the risks associated with future offerings, including the potential dilutive effect on current and future shareholders.  In addition, please note the existing risk factor contained on page 22 of Amendment No. 1 entitled “In order to raise sufficient funds to expand our operations, we may have to issue additional securities at prices, which may result in substantial dilution to our shareholders.”

13.	Expand your discussion to address the costs, timing and financing sources of the expansions you discuss under “Our Strategy” on page 2.

RESPONSE:  We have expanded our discussion on pages 2 and 44 of Amendment No. 1 to address the costs, timing and financing sources of the expansions we discuss under “Our Strategy” in response to the Staff’s comment.

Our History and Corporate Structure, page 40

14.
Please include in your disclosure a diagram of your corporate structure similar to the one provided in your Form 8-K filed October 22, 2010. Please indicate clearly in the diagram the shares the selling shareholders will be offering. We may have further comments.

RESPONSE:  We have added a diagram of our corporate structure on pages 4 and 41 of Amendment No. 1 and have indicated in the diagram the shares the selling shareholders will be offering.

15.
Please revise this section to disclose the equity owners of Kai Bo Holdings Limited and to identify any material relationship of each such owner to you or your subsidiaries, including any contractual relationships due to your sole operations in the People’s Republic of China. In addition, please disclose in this section any agreements among Ms. Joanny Kwok, Mr. Jacky Kwok, Ms. Lam Yukang and Kai Bo Holdings Limited.

RESPONSE:  We have revised the disclosure on pages 5 and 42 of Amendment No. 1 in response to the Staff’s comment.

Production Process, page 46

16.
We note disclosure regarding PRC Government Regulations on Environmental Protection and risk factor disclosure regarding the regular discharge of waste water and materials from your production processes. Please include further disclosure regarding the source of the regular discharge of waste water and materials.

RESPONSE:  We have expanded our disclosure on page 10 of Amendment No. 1 to further disclose the source of the regular discharge of waste water and materials.

Management, page 59

17.
Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director at the time that the disclosure is made, in light of your business and structure. Please see Item 401(e) of Regulation S-K.

RESPONSE:  We have revised the disclosure on page 59 of Amendment No. 1 in response to the Staff’s comment.

Executive Compensation, page 61

18.	Please revise your Summary Compensation Table to match the summary compensation table set forth in Item 402(n) of Regulation S-K.

RESPONSE:  We have revised the Summary Compensation Table on page 61 of Amendment No. 1 in response to the Staff’s comment.

Selling Stockholders, page 62

19.
We note your disclosure that “none of the Selling Stockholders is a FINRA member or an affiliate of a FINRA member.” Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•           the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
•           at the time of purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

RESPONSE: We have disclosed on page 62 of Amendment No. 1 that “Unless otherwise noted in the footnotes below, none of the Selling Stockholders is a FINRA member or an affiliate of a FINRA member.”   We have noted in footnotes (10) through (15) of the Selling Stockholder Table that (i) such individuals are affiliates of Roth, a registered broker-dealer, and the placement agent in the Company’s December 2010 private placement, and (ii) such individuals have made the representations recited in the Staff’s comment above.  With respect to footnote (16) of the Selling Stockholder Table, we have indicated that Roth received the securities being registered for resale as placement agent compensation in connection with the Company’s December 2010 private placement.  Accordingly, we do not believe Roth Capital Partners, Inc. should be identified in the prospectus as an underwriter.

Transactions with Related Persons..., page 71

20.	Clarify the status of the holdings of Orion Investments, Inc.

RESPONSE:  We have disclosed on page 71 of Amendment No. 1 the current status of the holdings of Orion Investments, Inc.

Note 1 – Organization and Business of the Company, page F-27

21.	Please expand your disclosure to state the amount of net assets acquired by Hong Kong Wai Bo International Limited from CFO Consultants, Inc.

We would expect your statements of shareholders’ equity as of December 31, 2010 to reflect the 361,920,000 common shares issued by CFO Consultants to HK Wai Bo. Additionally, we would expect the amount of net assets acquired from CFO Consultants, along with CFO Consultants’ number of common shares outstanding immediately before the reverse merger, to be shown on a recapitalization line item. You may refer to FASB ASC paragraph 805-40-45-2(d) for more details.

RESPONSE: We have expanded our disclosure on page F-27 of Amendment No. 1 in response to the Staff’s comment.  In addition, our statements of shareholders’ equity as of December 31, 2010 will reflect the shares issued by CFO Consultants to HK Wai Bo in the reverse merger as well as the amount of net assets acquired from CFO Consultants along with the CFO Consultants’ number of common shares outstanding immediately before the reverse merger on a recapitalization line item.

Exhibit 5.1

22.
We note the statement in the legal opinion that “[i]t is [counsels’] understanding that the Company has retained the law firm of Loeb & Loeb LLP to represent it with respect to the Registration Statement and matters of federal securities laws,” and that the opinion excludes securities laws. Please obtain and file opinion of counsel with a legal opinion regarding the shares listed in the registration statement that includes “the Registration Statement and matters of federal securities laws” and securities laws.

RESPONSE: Pursuant to Item 601(b)(5) of Regulation S-K, a registration statement must include as an exhibit “an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable and, if debt securities, whether they will be binding obligations of the registrant.”  Accordingly, we believe the Exhibit 5.1 opinion previously filed satisfies the requirements of Item 601(b)(5) of Regulation S-K as it clearly opines as to the legality of the equity securities being registered, indicating that they will, when sold, be legally issued, fully paid and non-assessable.  As there is no requirement that counsel providing such opinion address the Registration Statement or matters of federal securities laws, it appears appropriate for counsel to include such a statement as its opinion committee has determined that to omit the statement may suggest that the opinion provides assurance as to legal matters that are not the subject of the opinion.

23.
We note the statement in the legal opinion that the opinion “is not to be utilized or relied upon for any other purpose without [counsels’] prior written consent.” Please obtain and file an opinion of counsel that does not indicate a limitation on the use of the legal opinion.

RESPONSE: The wording identified above has been included in the opinion based on the determination of counsel’s opinion committee that seek to avoid reliance by a person who may not be purchasers of our common stock other than pursuant to the Registration Statement and is contained in many filings of “Exhibit 5” opinions (we note the recent registration statement on Form S-1 filed by General Motor Company).  We respectfully request that the Staff reconsider its position regarding this qualification.

***

Thank you for your time and attention in connection with this matter. You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or Norwood Beveridge of Loeb & Loeb LLP, at (212) 407-4970, if you have any questions.

Sincerely, /s/ Joanny Kwok Joanny Kwok, Chief Executive Officer

cc:	Mitchell S. Nussbaum, Esq.